SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.)*

Tucows Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

898697107

(CUSIP Number)

Steven Wolfe, Portfolio Manager

Platinum Management (NY) LLC

152 West 57th Street

New York, New York 10019

(212) 582-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898697107

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,694,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,694,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

3,694,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 898697107

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,694,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,694,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

3,694,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 898697107

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,694,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,694,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

3,694,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.	Security and Issuer.

This statement relates to the shares of Common Stock, no par value, (“Common Stock”) of Tucows Inc. (the “Issuer”). The Issuer’s principal executive office is located at 96 Mowat Avenue, Toronto, Ontario M6K 3M1, Canada.

ITEM 2.	Identity and Background.
(a)-(c) and (f)	The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:
•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands limited partnership (“Master Fund”),
•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”), and
•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”).

The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by the Master Fund. Platinum Management is the investment manager and general partner of the Master Fund. Mr. Nordlicht is the controlling person of Platinum Manangement.

The principal business address for each of the Reporting Persons is 152 West 57th Street, 54th floor, New York, New York 10019.

The principal business of the Master Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Platinum Management is providing investment management services.

Mr. Nordlicht’s principal occupation is serving as a manager of Platinum Management.

(d)        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the Reporting Personshas been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the 3,694,306 shares of Common Stock at an aggregate cost of $3,102,124 (excluding commissions). The funds used to purchase the shares of Common Stock were obtained from the general working capital of the Master Fund.

ITEM 4.	Purpose of Transaction.

The Reporting Persons originally purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe the Issuer’s public market valuation does not reflect its intrinsic value despite a strong history of positive cash flow generation and expansion prospects in 2008. In particular, the Reporting Persons believe that the Issuer has an extremely attractive recurring revenue business model as a top three domain name registrar along with several hidden assets that are misunderstood, including its ad business, premium names business and newly launched hosted e-mail business.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, status of Issuer’s public filings, board composition, management, strategy and future plans of the Issuer.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, price levels of the shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including (x) the purchase of additional shares of Common Stock and/or related securities or (y) the disposition of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

(i)        The Master Fund owns 3,694,306 shares of Common Stock representing 5.0% of all of the outstanding shares of Common Stock.

(ii)        Platinum Management, as the investment manager and general partner of the Master Fund, is deemed to beneficially own the 3,694,306 shares of Common Stock owned by the Master Fund.

(iii)       Mr. Nordlicht, as the controlling person of Platinum Management, is deemed to be the beneficial owner of the 3,694,306 shares of Common Stock beneficially owned by Platinum Management.

(iv)       Collectively, the Reporting Persons beneficially own 3,694,306 shares of Common Stock representing 5.0% of all of the outstanding shares of Common Stock.

(b)        The Reporting Persons have shared power to vote or direct the vote of the 3,694,306 shares of Common Stock held by the Master Fund.

The Reporting Persons have shared power to dispose or direct the disposition of the 3,694,306 shares of Common Stock held by the Master Fund.

(c)        A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached hereto as Schedule 1. Except as set forth on Schedule 1, no other transactions were effected by the Reporting Persons during the past sixty days.

The above transactions were effected on the open market.

(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Schedule 1 - List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  December 6, 2007

PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC,
as general partner

By:	/s/ Mark Nordlicht
Mark Nordlicht, Managing Member

PLATINUM MANAGEMENT (NY) LLC

By:	/s/ Mark Nordlicht
Mark Nordlicht, Managing Member

/s/ Mark Nordlicht
Mark Nordlicht

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Tucows Inc. dated as of December 6, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 6, 2007

PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC,
as general partner

By:	/s/ Mark Nordlicht
Mark Nordlicht, Managing Member

PLATINUM MANAGEMENT (NY) LLC

By:	/s/ Mark Nordlicht
Mark Nordlicht, Managing Member

/s/ Mark Nordlicht
Mark Nordlicht

SCHEDULE 1

TRANSACTIONS DURING THE PAST 60 DAYS

The following transactions were effected by Platinum Partners Value Arbitrage Fund L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

10/11/2007	Common	14,000	$0.95
10/12/2007	Common	9,531	$0.90
10/16/2007	Common	8,900	$0.89
11/7/2007	Common	15,000	$0.68
11/7/2007	Common	22,300	$0.69
11/7/2007	Common	58,900	$0.70
11/7/2007	Common	41,100	$0.71
11/7/2007	Common	49,200	$0.72
11/7/2007	Common	600	$0.73
11/7/2007	Common	2,000	$0.74
11/7/2007	Common	9,900	$0.75
11/7/2007	Common	229,000	$0.76
11/7/2007	Common	62,600	$0.77
11/7/2007	Common	83,900	$0.78
11/7/2007	Common	39,700	$0.79
11/7/2007	Common	35,000	$0.80
11/7/2007	Common	2,500	$0.81
11/7/2007	Common	2,500	$0.82
11/7/2007	Common	2,500	$0.84
11/7/2007	Common	2,500	$0.85
11/8/2007	Common	7,200	$0.68
11/8/2007	Common	10,700	$0.69
11/8/2007	Common	40,985	$0.70
11/9/2007	Common	9,300	$0.69
11/9/2007	Common	32,000	$0.70
11/12/2007	Common	100	$0.67
11/12/2007	Common	4,200	$0.68
11/12/2007	Common	55,400	$0.69
11/12/2007	Common	69,000	$0.70
11/13/2007	Common	7,200	$0.69
11/13/2007	Common	204,200	$0.70
11/14/2007	Common	64,163	$0.70
11/14/2007	Common	6,000	$0.72
11/14/2007	Common	139,000	$0.73
11/15/2007	Common	8,400	$0.71
11/15/2007	Common	86,300	$0.72
11/15/2007	Common	19,600	$0.73
11/15/2007	Common	26,500	$0.74
11/15/2007	Common	32,000	$0.75
11/16/2007	Common	19,000	$0.74
11/16/2007	Common	76,500	$0.75
11/16/2007	Common	79,500	$0.77

11/19/2007	Common	25,101	$0.78
11/19/2007	Common	82,899	$0.79
11/19/2007	Common	38,000	$0.80
11/20/2007	Common	8,500	$0.76
11/20/2007	Common	135,100	$0.77
11/20/2007	Common	6,400	$0.78
11/21/2007	Common	2,100	$0.69
11/21/2007	Common	22,900	$0.70
11/23/2007	Common	33,900	$0.70
11/26/2007	Common	6,300	$0.69
11/26/2007	Common	55,200	$0.70
11/27/2007	Common	17,800	$0.69
11/27/2007	Common	27,200	$0.70
11/28/2007	Common	17,500	$0.70
11/29/2007	Common	14,500	$0.70
11/30/2007	Common	15,000	$0.69
11/30/2007	Common	30,000	$0.71
12/3/2007	Common	3,100	$0.68
12/3/2007	Common	4,100	$0.69
12/3/2007	Common	3,200	$0.70
12/4/2007	Common	100	$0.69
12/4/2007	Common	9,900	$0.70
12/5/2007	Common	1,100	$0.70
12/5/2007	Common	13,900	$0.71

The above transactions were effected on the open market.